EXHIBIT 99.1

PRELIMINARY NOTE

This Interim Report should be read in conjunction with the unaudited condensed consolidated financial statements and accompanying notes included in this report.

Unless the context requires otherwise, when used in this Interim Report, (1) the term “Company” refers only to Genesis Lease Limited, (2) the terms “Genesis,” “we,” “our” and “us” refer to Genesis Lease Limited and its subsidiaries, including Genesis Funding Limited (“Genesis Funding”) and Genesis Acquisition Limited (“Genesis Acquisition”), (3) “GECAS” refers to GE Commercial Aviation Services Limited, together with its subsidiaries, (4) all references to our shares refer to our common shares held in the form of American Depositary Shares, (“ADSs”), (5) all percentages and weighted averages of the aircraft in our portfolio have been calculated using the lower of mean or median half life appraised base values as of June 30, 2007, except for four new aircraft that were delivered to us between July and September 2007 whose appraised values have been calculated as of the date of manufacture, and (6) percentages may not total due to rounding.

PART I FINANCIAL INFORMATION

Item 1.	Financial Statements (Unaudited)

Unaudited Condensed Consolidated Balance Sheets as at December 31, 2007 and March 31, 2008	8
Unaudited Condensed Consolidated Statements of Income for the three months ended March 31, 2007 and 2008	9
Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2007 and 2008	10
Notes to the Unaudited Condensed Consolidated Financial Statements	11

GENESIS LEASE LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2007	March 31, 2008
	(USD in thousands)
ASSETS
Cash and cash equivalents (Note 3)	$30,101	$36,217
Restricted cash (Note 3)	32,982	32,703
Accounts receivable	3,911	886
Other assets (Note 4)	22,555	22,584
Flight equipment under operating leases, net (Note 5)	1,555,809	1,543,001
Fixed assets, net (Note 6)	1,024	1,758
Deferred income taxes	28,787	31,479
Total Assets	$1,675,169	$1,668,628
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	$17,207	$11,515
Other liabilities (Note 8)	64,662	102,975
Long-term debt
Securitization Notes	810,000	810,000
Credit Facility	240,961	240,961
Total Liabilities	1,132,830	1,165,451
Commitments and contingencies (Note 13)	—	—
Shareholders’ equity:
Par value $0.001 U.S. dollars per share; 500,000,000 shares authorized, 36,069,069 and 36,130,499 shares issued and outstanding at December 31, 2007 and March 31, 2008 respectively	$36	$36
Additional paid-in capital	585,411	585,513
Accumulated other comprehensive loss	(28,325)	(60,461)
Accumulated deficit (Note 15)	(14,783)	(21,911)
Total shareholders’ equity	542,339	503,177
Total liabilities and shareholders’ equity	$1,675,169	$1,668,628

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GENESIS LEASE LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended March 31,
	2007	2008
	(USD in thousands )
Revenues:
Rental of flight equipment	$40,483	$54,069
Other income	1,729	612
Total revenues	42,212	54,681
Expenses:
Depreciation	14,082	20,097
Interest (Note 11)	11,606	16,779
Maintenance	—	490
Selling, general and administrative (Note 12)	3,946	6,231
Total operating expenses	29,634	43,597
Income Before Taxes	12,578	11,084
Provision for income taxes (Note 7)	1,572	1,229
Net Income	$11,006	$9,855

The following table presents the net income per share calculated for the three months ended March 31, 2007  and 2008:

Net income per share
Basic	$0.31	$0.27
Diluted	$0.31	$0.27

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GENESIS LEASE LIMITED

UNAUDITED CONDENSED CONSOLIDATED

STATEMENTS OF CASH FLOWS

	Three Months Ended March 31,
	2007	2008
	(USD in thousands)
Cash flows from operating activities:
Net income	$11,006	$9,855
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	14,343	21,578
Deferred income taxes	1,572	1,229
Non-cash operating expenses, excluding depreciation and amortization	464	1,010
Changes in operating assets and liabilities:
(Increase) / decrease in accounts receivable	(1,419)	3,025
Increase in restricted cash	(207)	(720)
Increase in other assets	(936)	(991)
Increase/ (decrease) in accounts payable	257	(4,406)
Increase in other liabilities	1,922	1,709
Net cash provided by operating activities	27,002	32,289
Cash flows from investing activities:
Purchases of flight equipment and capitalized maintenance	(468)	(9,399)
Change in restricted cash	(4,115)	999
Purchases of fixed assets	—	(790)
Net cash used in investing activities	(4,583)	(9,189)
Cash flows from financing activities:
Proceeds from issuance of common shares	108,020	—
Payments for costs arising on issuance of common shares	(5,167)	—
Dividends paid	—	(16,983)
Net cash provided by financing activities	102,853	(16,983)
Net change in cash and cash equivalents	125,272	6,116
Cash and cash equivalents at beginning of period	26,855	30,101
Cash and cash equivalents at end of period	$152,127	$36,217
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest, net of amount capitalized	$11,483	$15,351
Interest Capitalized	—	—
Non-cash addition to flight equipment excluded from investing activities (primarily capitalized accruals)	—	—
Income taxes	$—	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

GENESIS LEASE LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Description of business

Genesis Lease Limited (the “Company”, and together with its consolidated subsidiaries, “Genesis”), was incorporated in Bermuda on July 17, 2006 for the purpose of acquiring 41 commercial jet aircraft (the “Initial Portfolio”) and related operations from affiliates of General Electric Company (“GE”) and conducting an initial public offering (“IPO”) of the Company’s common shares. Genesis is operated and managed as a single operating segment and is primarily engaged in the acquisition and leasing of commercial jet aircraft to airlines throughout the world.

On December 19, 2006, (1) the Company completed its IPO and issued 27,860,000 shares at a public offering price of $23.00 per share, (2) the Company issued 3,450,000 shares to an affiliate of GE, in a private placement, for a price of $23.00 per share, (3) the Company, through its subsidiary, Genesis Funding Limited (“Genesis Funding”) issued $810.0 million of aircraft lease-backed Class G-1 notes (the “Notes”) as part of a securitization transaction (the “Securitization”) and (4) Genesis used the net proceeds of the IPO, the private placement and the securitization to finance the transfer of the Initial Portfolio of 41 aircraft from affiliates of GE.

On January 16, 2007, the Company sold 4,179,000 additional shares at a public offering price of $23.00 per share after the underwriters of the IPO exercised their over-allotment option in full, as well as 517,500 additional shares at a price of $23.00 per share in a private placement to GE, raising $103.0 million net of costs of $5.16 million.

Since the IPO Genesis has increased its portfolio from 41 to 53 aircraft through the following acquisitions:

•	On April 20, 2007, Genesis agreed to acquire two aircraft from Deccan Aviation Limited, or Air Deccan, of India, one of which was delivered in July 2007 and the other in September 2007;
•	On June 12, 2007, Genesis agreed to acquire two aircraft from InterGlobe Aviation Limited, or IndiGo of India, one of which was delivered in July 2007 and the other in September 2007; and
•	On September 26, 2007, Genesis agreed to acquire eight additional aircraft from affiliates of GE, seven of which were delivered in September 2007 and the other in November 2007.

The number of aircraft included in Genesis’s financial statements at March 31, 2007 and March 31, 2008 is as follows:

Number of Aircraft
March 31, 2007	41
March 31, 2008	53

2. Basis of Presentation

These unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The unaudited condensed consolidated financial statements for the three months ended March 31, 2008 and March 31, 2007 include all majority owned subsidiaries assets and liabilities of Genesis.

Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with Genesis’s audited financial statements for the year ended December 31, 2007. In the opinion of management, these financial statements, which have been prepared pursuant to the rules of the Securities and Exchange Commission (the “SEC” ) and U.S. GAAP for interim financial reporting, reflect

GENESIS LEASE LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Basis of Presentation (continued)

all adjustments, including normal recurring items which are necessary to present fairly the results, in all material respects, of Genesis’s unaudited condensed and consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the three months ended March 31, 2008 are not necessarily indicative of those for a full fiscal year.

3. Cash & Cash Equivalents and Restricted Cash

Cash and cash equivalents and restricted cash consisted of the following as of December 31, 2007 and March 31, 2008:

	December 31, 2007	March 31, 2008
	(USD in thousands)
	$30,101	$36,217
Cash
Restricted cash:
Current	19,742	19,666
Due greater than 12 months	13,240	13,037
Total	$32,982	$32,703

Cash and cash equivalents include cash and highly liquid investments with initial maturities of three months or less and are stated at cost, which approximates market value.

Restricted cash represents additional rentals and security deposits received from lessees pursuant to the terms of various lease agreements and other amounts sufficient to cover certain operating expenses. Amounts received from lessees in respect of additional rentals may be required to be held in segregated accounts to support certain maintenance related payments including major airframe overhauls, engine overhauls, engine life limited parts replacements, auxiliary power unit overhauls and landing gear overhauls. Amounts received from lessees in respect of cash security deposits may also be required to be held in segregated accounts.

4. Other Assets

Other assets primarily comprise (1) deferred financing costs, net of amortization, (2) capitalized initial direct costs, net of amortization, (3) in-the-money lease contracts, and (4) other costs. An analysis of the movement for the three month period ended March 31, 2008 is shown below:

GENESIS LEASE LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4. Other Assets (continued)

	March 31, 2008
	Deferred financing costs	Initial direct costs	In-the-money lease contract	Other costs	Total
	(USD in thousands)
January 1, 2008	$19,634	$2,465	$372	$84	$22,555
Increase for period	989	20	—	624	1,633
Amortization	(1,456)	(133)	(15)	—	(1,604)
March 31, 2008	$19,167	$2,352	$357	$708	$22,584

5. Flight Equipment under Operating Leases, net

Flight equipment under operating leases, net, consisted of the following as of December 31, 2007 and March 31, 2008:

	December 31, 2007	March 31, 2008
	(USD in thousands)
Flight equipment under operating lease	$1,818,802	$1,825,973
Less:
Accumulated depreciation	(262,993)	(282,972)
Net Book Value	$1,555,809	$1,543,001

Capitalized additions in the three months ended March 31, 2008 relate to capitalized maintenance costs on the portfolio of aircraft.

Maintenance costs related to planned major maintenance activities are capitalized and depreciated on a straight-line basis over the period until the next overhaul is required. During the period, and as part of on-going periodic reviews, the Company revised its estimate of the intervals to the next overhaul. The effect of this change in accounting estimate on the financial statements for the three months ended March 31, 2008 is as follows:

Increase in:

Net income	$0.6 million
Earnings per share	$0.02

GENESIS LEASE LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6. Fixed Assets, net

Fixed assets, net, consisted of the following as of December 31, 2007 and March 31, 2008:

	December 31, 2007	March 31, 2008
	(USD in thousands)
Cost
Computer software	$718	$1,214
Office equipment	202	602
Lease improvements	246	202
	1,166	2,018
Accumulated Depreciation
Computer software	106	207
Office equipment	22	21
Lease improvements	14	32
	142	260
Net Book Value	$1,024	$1,758

7. Income Taxes (including deferred taxes)

The provision for income taxes consisted of the following as of March 31, 2007 and March 31, 2008:

	March 31, 2007	March 31, 2008
	(USD in thousands)
Deferred tax expense from temporary differences – Ireland	$1,572	$1,229
Total tax expense	$1,572	$1,229

A reconciliation of the corporation tax rate to the actual income tax rate for the three months ended March 31, 2007 and 2008 is shown below:

	March 31, 2007	March 31, 2008
Irish Corporation tax rate	12.50%	12.50%
Increase (decrease) in rate resulting from:
Other Expenses deductible for tax	—	(1.42)%
Effective income tax rate – Irish	12.50%	11.08%

GENESIS LEASE LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8. Other Liabilities

Other liabilities consisted of the following as of March 31, 2008:

	March 31, 2008
	Fair value of derivatives	Security deposits	Rentals received in advance	Out-of-the-money lease contracts	Accrued interest	Interest payable on long term debt, net	Total
	(USD in thousands)
January 1, 2008	$32,371	$14,038	$10,411	$3,560	$2,215	$2,067	$64,662
Increase/(decrease) for period	36,727	383	1,233	—	122	(29)	38,436
Amortization	—	—	—	(123)	—	—	(123)
March 31, 2008	$69,098	$14,421	$11,644	$3,437	$2,337	$2,038	$102,975

Statement Financial Accounting Standard No. 157, Fair Value Measurements (“SFAS 157”), establishes a framework for measuring fair value under generally accepted accounting principles in the United States, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS 157 was issued in September 2006 and is effective for fiscal years beginning after November 15, 2007. For non-financial assets and liabilities which are not periodically recognized or disclosed at fair value, SFAS 157 has been deferred one year.

Under SFAS No. 157, the Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company’s policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy as described below. Where limited or no observable market data exists, fair value measurements for assets and liabilities are based primarily on management’s own estimates and are calculated based upon the Company’s pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results may not be realized in actual sale or immediate settlement of the asset or liability.

The Company adopted SFAS 157 for all financial assets and liabilities required to be measured at fair value on a recurring basis, prospectively from January 1, 2008. The application of SFAS 157 for financial instruments which are periodically measured at fair value did not have a material effect on the Company’s results of operations or financial position.

Under SFAS 157, there is a hierarchal disclosure framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value.

The three broad levels defined by the SFAS 157 hierarchy are as follows:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level 2 - The fair values determined through Level 2 of the fair value hierarchy are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

Level 3 -.The fair values pertaining to Level 3 of the fair value hierarchy are derived principally from unobservable inputs from the Company’s own assumptions about market risk developed based on the

GENESIS LEASE LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8. Other Liabilities (continued)

best information available, subject to cost benefit analysis, and may include the Company’s own data. When there are no observable comparables, inputs used to determine value are derived through extrapolation and interpolation and other Company-specific inputs such as projected financial data and the Company’s own views about the assumptions that market participants would use.

The following table summarizes the valuation of the Company’s derivatives by the above SFAS 157 pricing observability levels:

Description	Consolidated March 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Using Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(USD in thousands)
Liabilities:
Derivatives:	$69,098	$—	$69,098	$—
Total liabilities	$69,098	$—	$69,098	$—

Genesis expects $26.2 million of the gross fair value of the derivative to be realized in 2008 and $42.9 million to be realized thereafter.

9. Share-Based Compensation

Equity Plan

The Company has adopted a share incentive plan (the Plan) for employees and directors. The plan is administered by the compensation committee of the board of directors. Awards granted under the plan may be made in the form of (1) options, (2) share appreciation rights, including limited share appreciation rights and (3) other share-based awards. The maximum number of the Company’s common shares that may be issued for awards under the plan is 3.0 million, subject to adjustments. Unless otherwise determined by the committee, any of the shares issued in respect of any award granted under the plan will be in the form of American Depositary Shares (“ADSs”). Awards granted under the Plan shall be evidenced by award agreements (which need not be identical) that provide additional terms and conditions associated with such awards, as determined by the committee in its sole discretion; provided, however, that in the event of any conflict between the provisions of the Plan and any such agreement, the provisions of the Plan shall prevail.

Restricted Shares

SFAS 123(R) defines employees to include “non-employee directors” of the parent entity’s board of directors, i.e., those elected by the shareholders of the Company. The cost of an award granted to non-employees is measured on the vesting date.

During the three months ended March 31, 2007, the Company granted a total of 21,329 restricted shares. The aggregate fair value of these restricted shares was approximately US$0.5 million of which US$0.2m was accrued as at December 31, 2006 as it related to contractual compensation for the year ended December 31, 2006.

During the three months ended March 31, 2008, the Company granted and issued a total of 61,430 restricted shares. The aggregate fair value attributable to those shares was US$1.0 million which was fully accrued as at December 31, 2007 as it related to contractual compensation for the year ended December 31, 2007.

GENESIS LEASE LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9. Share-Based Compensation (continued)

Restricted shares granted to employees and non-employee directors have a 3-year graded restriction on transferability but are non-forfeitable in any and all circumstances including the termination of employment or board membership. Accordingly, as there is no future service condition associated with these restricted share awards, the Company has recorded compensation expense based on the fair value of the awards at the grant date of $0.3 million and $1.0 million in the three months ended March 31, 2007 and 2008, respectively.

A summary of the status of Genesis’s nonvested shares as of March 31, 2008, and changes during the three months ended March 31, 2008 is presented below:

	Number of Shares	Weighted- Average Grant-Date Fair Value
Nonvested at January 1, 2008	—	—
Granted	61,430	$18.67
Vested	(61,430)	$18.67
Forfeited	—	—
Nonvested at March 31, 2008	—	$—

As of March 31, 2008, there was no unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. A total of 21,329 shares vested in the three month period ended March 31, 2007.

Share Options

During the three months ended March 31, 2007, the Company granted to its employees options to purchase a total of 14,031 shares. The exercise price range of these options was $25.50 - $26.34. The options vest in equal annual instalments over a period of three years from the date of grant. The aggregate fair value of these options was $21,888 calculated using the Black-Scholes option pricing model and is being amortized on a straight line basis over the vesting period.

During the three months ended March 31, 2008, the Company did not grant options to its employees.

Options vest in equal annual instalments over a period of three years from the date of grant and have an expiry of ten years after the grant date.

The Company has determined the grant-date fair value of stock options using the Black-Scholes option pricing model, which has been applied using the following assumptions:

	Consolidated March 31, 2007	Consolidated March 31, 2008
Expected volatility	18.7%	32.4%
Expected dividend yield	7.9%	9.6%
Risk-free rate	4.5%	3.5%
Expected term (in years)	6.0	6.0

Genesis derived its volatility assumptions by reviewing the returns on Genesis stock considering historical volatility and current and historical implied volatility. The expected life represents the period of time the options are expected to be outstanding. Continuous risk free rates have been used. The expected dividend yield is based on the historical dividend payments and dividend yields of Genesis.

The aggregate grant date fair value of options granted are amortized on a straight line basis over the three-year vesting period from the date of grant. The Company has recorded compensation expense of $0.01 million

GENESIS LEASE LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9. Share-Based Compensation (continued)

and $0.1 million for the three months ended March 31, 2007 and 2008 respectively. As of March 31, 2008, there was $0.15 million of total unrecognized compensation costs relating to share options.

The following table summarizes information concerning outstanding and exercisable share options as of March 31, 2008:

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value (USD in thousands)
Outstanding at December 31, 2007	297,754	$23.06
Granted	—	—
Exercised	—	—
Forfeited or expired	—	—
Outstanding at March 31, 2008	297,754	$23.06	8.8	—
Exercisable at March 31, 2008	96,938	$23.14	8.7	—

The weighted-average grant-date fair value of options granted during the three months ended March, 31, 2007 and 2008 was $1.56 and $2.05 respectively. There were no options granted during the three months ended March 31, 2008. No options were exercised or forfeited during the three months ended March 31, 2007 or March 31, 2008.

10. Net Income Per Share

The Company calculates its net income per share in accordance with SFAS 128, Earnings per Share. Basic net income per share is computed based on the weighted average number of shares outstanding during the three months ended March 31, 2008 of 36,094,721, which includes the 61,430 restricted share awards issued to the Company’s employees and non-employee directors.

Diluted net earnings per share reflects the dilution potential that could occur if securities or other contracts to issue shares were exercised resulting in the issuance of stock that then shared in the net income of the company. Diluted net income per share is computed by taking the weighted average number of shares of 36,094,721 and adjusting for the dilutive effect of the options granted to employees.

GENESIS LEASE LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the net income per share:

	March 31, 2007	March 31, 2008
	(USD in thousands, except per share amounts)
Numerator
Net income	$11,006	$9,855

Denominator
Weighted average shares for basic earnings per share	36,044,204	36,094,721
Effect of dilutive share options	24,805	—
Weighted average shares for diluted earnings per share	36,069,009	36,094,721
Net income per share
Basic	$0.31	$0.27
Diluted	$0.31	$0.27

11. Interest Expense

The following table summarizes interest expense for the three months ended March 31, 2007 and 2008:

	March 31, 2007	March 31, 2008
	(USD in thousands)

Interest payable on long term debt, net	$11,474	$15,323
Amortization of deferred financing costs	132	1,456
Total	$11,606	$16,779

The Company uses interest rate swaps to manage financial risks associated with changes in interest rates. Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond the Company’s control. The Company is exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. The Company’s primary interest rate exposures relate to its lease agreements and floating rate debt obligations such as the notes issued in the securitization and borrowings under the Company’s liquidity facility and credit facility. Forty-four out of 51 of the Company’s lease agreements require the payment of a fixed amount of rent during the term of the lease, with rent under the remaining seven leases adjusts bi-annually based on six-month LIBOR. The Company’s indebtedness requires payments based on a variable interest rate index such as LIBOR.

The Company has entered into interest rate swaps to hedge the risk of variability in the cash flows associated with the floating interest rate payments on the borrowings incurred to finance a portion of the consideration paid for the Company’s portfolio of aircraft.

GENESIS LEASE LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11. Interest Expense (continued)

Derivative instruments are accounted for in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted. In accordance with SFAS 133, all derivatives are recognized on the balance sheet at their fair value. Fair value may depend on the credit rating and risk attaching to the counterparty of the derivative contracts. When cash flow hedge accounting treatment is achieved under SFAS 133, the changes in fair values related to the effective portion of the derivatives are recorded in accumulated other comprehensive income and ineffective portion is recognized immediately in income, depending on the designation of the derivative as a cash flow hedge or a fair value hedge, respectively. Changes in fair value related to the effective portion of the derivatives are reclassified out of accumulated other comprehensive income into income for any ineffective portion of the derivative contract which is calculated at each quarter end. Amounts reflected in accumulated other comprehensive income related to the effective portion are reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.

For the three months ended March 31, 2008, interest rates on the Company’s swaps varied as follows.

March 31, 2008
Fixed	From 4.62% to 4.95%
Variable	From 2.56% to 4.97%

The notional principal amounts, fair value of the derivative liability and carrying amounts of Genesis’s outstanding interest rate swaps at March 31, 2008 are shown below:

	Notional Principal Amount	Net Fair Value(a)	Carrying amount(b)
	(USD in thousands)	(USD in thousands)	(USD in thousands)
Less than one year receivable/(payable):	$6,437	$26,205	$731
Greater than one year receivable/(payable):	1,015,205	42,893	—
	$1,021,642	$69,098	$731

(a)

Genesis Funding has entered into an interest rate swap contract with an initial and current notional amount totaling $810 million. The fair value of the interest rate swap contract was $(56.7) million as of March 31, 2008. The deferred tax asset attributable to the mark to market is $(7.1) million and the net amount of $(49.6) million is reflected in Other comprehensive loss.

Genesis Acquisition has entered into an interest rate swap contract with an initial and current notional amount totaling $211.6 million. The fair value of the interest rate swap contract was $(12.4) million as of March 31, 2008. The deferred tax asset attributable to the mark to market $(1.5) million and the net amount of $(10.9) million is reflected in Accumulated other comprehensive loss.

(b)	The carrying amount represents the accrued interest payable on interest rate swaps which is included in Other liabilities.

Hedge effectiveness on the interest rate swaps was tested on a quarterly basis for the three months ended March 31, 2008 and was considered fully effective.

GENESIS LEASE LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12. Selling, general and administrative expenses

The following table summarizes selling general and administrative expenses for the three months ended March 31, 2007 and 2008:

	Consolidated March 31, 2007	Consolidated March 31, 2008
	(USD in thousands)

Professional fees	$768	$1,843
Servicer fee	1,281	1,545
Share-based compensation	354	1,010
Salaries, benefits and bonuses (i)	1,001	676
Other	542	1,157
Total	$3,946	$6,231

(i) Salaries, benefits and bonuses represent the charge for the quarter, net of amounts accrued as at December 31, 2007. This accrued amount was subsequently granted as share based compensation during the three months ended March 31, 2008.

13. Commitments and Contingencies

Claims, suits and complaints arise in the ordinary course of Genesis’s business. Currently, Genesis does not believe any claims or contingent liabilities would be material to its final position or results of operations, or require disclosure.

During the year ended December 31, 2006, Genesis entered into two Servicing Agreements with GECAS for a fifteen-year term and on April 5, 2007, Genesis entered into a third Servicing Agreement with GECAS for a fourteen year term in respect of services related to its subsidiary, Genesis Acquisition. Pursuant to these Servicing Agreements, GECAS provides Genesis with most services related to leasing its fleet of aircraft, including marketing aircraft for lease and re-lease, collecting rents and other payments from lessees, monitoring maintenance, insurance and other obligations under leases and enforcing rights against lessees. Genesis is obligated to pay a minimum of $2.3 million to GECAS under the Servicing Agreements for the year ending December 31, 2008.

Genesis has retained AIB International Financial Services Limited, or AIBIFS, as a corporate services provider to assist in maintaining books of account and in preparing quarterly and annual consolidated financial statements. Genesis is obligated to pay approximately €0.6 million to AIBIFS in the year ending December 31, 2008 under the corporate services agreements. The agreements permit termination upon six months’ written notice.

Under the Company’s lease agreements, the lessee is generally responsible for normal maintenance and repairs, airframe and engine overhauls, consents and approvals, and compliance with return conditions of aircraft on lease. In certain cases, Genesis may be obligated to make contributions to the lessee for planned maintenance expenses including an amount of additional rent paid by the lessee under the lease based on current estimates of usage and future maintenance costs of the aircraft.

On March 21, 2008, Aloha Airlines (“Aloha”) filed for protection under US bankruptcy laws and ceased passenger operations on March 31, 2008. Genesis had two Boeing 737-700 aircraft on lease to Aloha. Both of these leases have been terminated. GECAS, as the servicer for Genesis’s aircraft portfolio, has taken possession of these aircraft. Genesis may incur additional maintenance expense of up to $2.0 million associated with the re-lease of the aircraft during the three months ended June 30, 2008.

GENESIS LEASE LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13. Commitments and Contingencies (continued)

The international character of the company’s operations may expose Genesis to taxation in certain countries. The position is kept under continuous review and provision is made for known liabilities.

Indemnifications

Genesis has agreed to indemnify GECAS and its affiliates for broad categories of losses arising out of the performance of services for our aircraft and leases, unless they are finally adjudicated to have been caused directly by GECAS’s gross negligence or willful misconduct (including willful misconduct that constitutes fraud) in respect of GECAS’s obligation to apply its standard of care or conflicts standard in the performance of its services. Genesis has likewise agreed that GECAS and its affiliates have no liability to Genesis or any other person for any losses in any way arising out of the services except as provided in the foregoing sentence (also referred to as GECAS’s “standard of liability”).

Genesis has also agreed to indemnify GECAS and its affiliates for losses arising out of the disclosures in its Annual Report on Form 20-F (except certain disclosures provided to Genesis by GECAS and losses arising out of Genesis’s compliance with its obligations to any holders of any securities issued by Genesis or with any governmental regulations).

Genesis has also generally agreed to indemnify GECAS and its affiliates as to losses arising out of the IPO and the disclosure in the IPO prospectus, except certain disclosures provided by GECAS.

Genesis has indemnified AIBIFS for losses arising out of the performances of their services for Genesis and related matters, except where such loss arises directly as a result of a material breach of AIBIFS’s duties or from fraud, gross negligence or willful misconduct on the part of AIBIFS, its employees or agents.

14. Other Comprehensive Loss

Other comprehensive loss at March 31, 2008 includes changes in the fair value of derivatives net of tax. The change in other comprehensive loss for the year ended December 31, 2007 and the three months period ended March 31, 2008 was as follows:

	December 31, 2007	March 31, 2008
	(USD in thousands)

Change in fair value of derivatives	$(36,228)	$(36,727)
Deferred tax benefit on fair value of derivative	4,528	4,591
Other comprehensive loss	$(31,700)	$(32,136)

15. Accumulated deficit

	December 31, 2007	March 31, 2008
	(USD in thousands)
Accumulated deficit as at beginning of the year / period	$(933)	$(14,783)
Net income for the year / period	39,155	9,855
Dividends paid during the year / period	(53,005)	(16,983)
Accumulated deficit as at end of year / period	$(14,783)	$(21,911)

GENESIS LEASE LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16. Geographic Information

The following table presents the amount and percentage of revenues from rental of flight equipment attributable to the indicated geographic areas based on each airline’s principal place of business for the periods indicated:

	March 31,2007		March 31,2008
	(USD in thousands)%		(USD in thousands)%

Europe	$13,463	33%	$19,745	37%
Asia/Pacific	13,789	34%	20,104	37%
United States and Canada	7,116	18%	8,348	15%
Central, South America and Mexico	2,956	7%	2,782	5%
Africa and the Middle East	3,159	8%	3,090	6%
	$40,483	100%	$54,069	100%

The following table presents revenue attributable to individual countries that represent at least 10% of total revenue based on each airline’s principal place of business for the periods indicated:

	March 31, 2007		March 31, 2008
	(USD in thousands)%		(USD in thousands)%

China	$8,426	21%	$8,461	16%
United States	6,277	16%	7,499	14%
Spain	$5,271	13%	$5,412	10%

Rental of flight equipment includes additional rent of $7.4 million and $4.1 million for the three months ended March 31, 2007 and March 31, 2008 respectively.

Aloha Airlines

On March 21, 2008, Aloha Airlines (“Aloha”) filed for protection under US bankruptcy laws and ceased passenger operations on March 31, 2008. Genesis had two Boeing 737-700 aircraft on lease to Aloha. Both of these leases have been terminated. GECAS, as the servicer for Genesis’s aircraft portfolio, has taken possession of these aircraft.

In the three months ended March 31, 2008, the Company has incurred a pre-tax charge of $1.8 million relating to the termination of these leases with Aloha. The components of this charge were $0.5 million in costs related to the recovery of both aircraft, recorded under Maintenance, and a non-cash charge of $1.3 million, of which US$1.1 million is recorded under Depreciation and relates to the write-off of lessee-specific capital improvements on one aircraft, which were capitalized by GECAS on commencement of the lease in 2002. These costs were being depreciated over the original lease terms but have now being fully recognized following the termination of the leases. The aircraft will be non-revenue generating for a period and Genesis may incur additional maintenance expense of up to $2.0 million associated with the re-lease of the aircraft during the three months ended June 30, 2008.

GENESIS LEASE LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17. Related Party Transactions

In connection with the underwriters’ exercise of their option to purchase additional shares to cover over-allotments, on January 16, 2007 an affiliate of GE purchased an additional 517,500 shares such that, following the exercise and purchase, it continues to hold approximately 11% of the issued and outstanding shares of Genesis.

Servicing Agreements

GECAS, which is an affiliate of GE, provides Genesis with most services related to leasing its fleet of aircraft, including marketing aircraft for lease and re-lease, collecting rents and other payments from lessees, monitoring maintenance, insurance and other obligations under leases and enforcing rights against lessees. Under the servicing agreements, Genesis is required to pay GECAS a base fee of $150,000 per month for servicing the aircraft in the Initial Portfolio. Genesis is also required to pay GECAS a base fee of 0.01% per month of the purchase price of the additional aircraft acquired during the year ended December 31, 2007. In addition, Genesis is required to pay GECAS additional servicing fees based on rents due and paid under aircraft leases and proceeds of dispositions of aircraft and certain other fees for additional services. As of March 31, 2008, Genesis had an accrual for $0.2 million relating to the servicing of its aircraft portfolio for the three months ended March 31, 2008.

Expense Agreement

In connection with the closing of the credit facility on April 5, 2007, GECAS reimbursed fees and related expenses of $7.2 million that were originally paid by Genesis Acquisition. The Company previously recorded this amount as deferred financing costs with an offsetting credit to Additional paid-in capital, of which an amount of $3.2 million was amortized to interest expense in the year ended December 31, 2007. A further amount of $1.1 million was amortized for the three months ended March 31, 2008.

18. Subsequent Events

On May 7, 2008 the Board of Directors declared an interim dividend of $0.47 per share, in the aggregate amount of $17.0 million. The dividend is payable on June 16, 2008 to shareholders of record as of the close of business on May 21, 2008.

GENESIS LEASE LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

19. New Accounting Pronouncements

In February 2008, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (FSP”) No.157-1, which became effective for the company on January 1, 2008. This FSP excludes FASB Statement No. 13, Accounting for Leases, and its related interpretive accounting pronouncements from the provisions of SFAS 157. Implementation of FSP No.157-1 did not have a material effect on the Company’s results of operations or financial position.

In December 2007, the FASB issued Statement No. 160, Accounting and reporting on Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No.51 (“SFAS 160”). SFAS 160 requires a reporting entity to provide in its consolidated financial statements that the ownership interests in subsidiaries held by parties other than the parent (non controlling or minority interest) be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity, and not as previously shown as a liability or other item outside of permanent equity. SFAS 160 is effective for business combinations transactions for which the acquisition is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Genesis management has concluded that the adoption of FASB 160 will not have a significant impact on Genesis’s financial position or results of operation.

In December 2007, the FASB issued Statement No.141R, Business Combinations (SFAS 141R). SFAS 141R requires most identifiable assets, liabilities, non controlling interests, and goodwill acquired in a business to be recorded at “full fair value”. Under SFAS 141R, an acquiring entity should recognize and measure the fair value of the underlying transaction to establish a new accounting basis of the acquired entity as a whole and the assets acquired and the liabilities assumed at their full fair value as of the date control is obtained regardless of the percentage ownership in the acquired company or how the acquisition was achieved. The acquirer should also recognize and expense acquisition related transaction costs. SFAS 141R refers to this method as the acquisition method. SFAS141R is required to be adopted concurrently with SFAS 160 and is effective for business combinations transactions for which the acquisition is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Genesis management is presently evaluating the impact that the adoption of SFAS 141R will have on its financial position or results of operations.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (SFAS 161), which requires additional disclosures about the objectives of the derivative instruments and hedging activities, the method of accounting for such instruments under SFAS No. 133 and its related interpretations, and a tabular disclosure of the effects of such instruments and related hedged items on our financial position, financial performance, and cash flows. SFAS 161 is effective for us beginning January 1, 2009. Genesis management is presently evaluating the impact that the adoption of SFAS 161 will have on its results of operations and financial condition.

Item 2. Management’s Discussion & Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this Interim Report. The unaudited condensed consolidated financial statements for the three months ended March 31, 2007 and March 31, 2008 have been prepared in accordance with U.S. GAAP, and are presented in U.S. dollars.

Cautionary note regarding forward-looking statements

This report contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for our future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks, including the lack of an independent operating history upon which to assess our prospects or ability to pay dividends to our shareholders; the possibility that our subsidiaries may have unknown contingent liabilities; our inability to pay or maintain dividends on our shares; reliance on subsidiaries to provide funds necessary to meet our financial obligations and pay dividends; unforeseen difficulties and costs associated with the acquisition and/or management of our aircraft portfolio; the need for additional capital to finance our growth; the death, incapacity or departure of senior management; our obligations to comply with reporting and corporate governance requirements; an inability to refinance our indebtedness on favorable terms or at all; operational restrictions imposed by our indebtedness; exposure to interest rate fluctuations; dependence on GECAS; limitations on our opportunities to purchase additional aircraft; potential conflicts of interests between us and GECAS and its affiliates; competition with GECAS for acquisitions and dispositions of aircraft; limitations on remedies against GECAS for unsatisfactory performance; reliance on third-party service providers for certain administrative, accounting and other services; variability of supply and demand for aircraft and other aviation assets that could depress lease rates and the value of our leased assets; a decline in aircraft values and achievable lease rates; the possibility that we may be required to substitute some of the aircraft in our portfolio; past damage to some of the aircraft in our portfolio; the advent of superior aircraft technology that could cause our existing aircraft portfolio to become outdated and therefore less desirable; increased operational costs as our aircraft age; concentration of aircraft types in our aircraft portfolio; competition for investment opportunities in aircraft and other aviation assets; an inability to expand due to limited demand for leased aircraft; possible depreciation expenses and impairment charges; the effect of aircraft liens on our ability to repossess, re-lease or resell our aircraft; failure by lessees to comply with the registration requirements in the jurisdiction where they operate; compliance with government regulations; difficulty to obtain title to one of the aircraft in our portfolio; an inability to re-lease or sell aircraft on favorable terms as leases expire; reliance on lessees’ continuing performance of their lease obligations; difficulties in collecting lease payments from airlines; potential restructuring of leases with lessees that encounter financial difficulties; economic and political risks faced by lessees that operate in emerging markets; the possibility that we may have to purchase repossession insurance if GECAS re-leases aircraft to lessees located in certain jurisdictions; potential lease defaults; an inability by lessees to fund their maintenance requirements on our aircraft; failure by lessees to pay certain operational costs that could result in grounding of aircraft; inadequate insurance coverage maintained by lessees; failure by lessees to obtain certain required licenses, consents and approvals; early termination rights contained in some leases; the concentration of lessees in certain geographical regions; a deterioration in the financial condition of the commercial airline industry; airline reorganizations that could impair lessees’ ability to comply with lease payment obligations;

the effect of high fuel prices on the profitability of the airline industry; the effects of terrorist attacks and geopolitical conditions on the airline industry; the effects of pandemic diseases on the airline industry; dependence on aircraft and engine manufacturers’ continuing financial stability; our tax status as a passive foreign investment company; failure to qualify for tax treaty benefits and U.S. statutory tax exemptions; and exposure to potential taxation in jurisdictions in which our aircraft operate, where our lessees are located or where we perform certain services.

We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise.

Overview

We are an aviation company that acquires and leases commercial jet aircraft and other aviation assets. Our aircraft are leased under long-term contracts to a diverse group of airlines throughout the world. Our strategy is to grow our portfolio through accretive acquisitions of aircraft, while paying regular quarterly dividends to our shareholders. We leverage the worldwide platform of GECAS to service our portfolio of leases, allowing our management to focus on executing our growth strategy. Our strategy is to grow our portfolio through accretive acquisitions of aircraft from third parties, such as airlines and financial investors, including affiliates of GE, while paying regular quarterly dividends to our shareholders.

As of March 31, 2008, the weighted average age of the 53 aircraft in our portfolio was 6.3 years, and the weighted average remaining lease term on our aircraft was 5.0 years. On March 21, 2008, Aloha Airlines (“Aloha”) filed for protection under US bankruptcy laws and ceased passenger operations on March 31, 2008. Genesis had two Boeing 737-700 aircraft on lease to Aloha. Both of these leases have been terminated. GECAS, as the servicer for Genesis’s aircraft portfolio, has taken possession of these aircraft.

Fifty-one of our aircraft are subject to net operating leases under which the lessee is responsible for most operational and insurance costs. Forty-four of our lease agreements require the payment of a fixed amount of rent during the term of the lease with rent under the remaining seven leases adjusting bi-annually based on six-month LIBOR.

The unaudited condensed consolidated financial statements for the three months ended March 31, 2008 and March 31, 2007 include all majority owned subsidiaries assets and liabilities of Genesis.

Factors to Consider When Evaluating Our Results of Operations

Our growth strategy contemplates future acquisitions and leasing of additional commercial aircraft and other aviation assets. The following trends in the aircraft finance and leasing industries will have an impact on our ability to implement this growth strategy:

•

Large and growing commercial aircraft fleet to meet global demand. Globalization and economic growth throughout the developing world have led to increased demand for air travel. Over the long term, we expect that economic development in emerging markets, competitive pricing resulting from the continued growth of low-cost carriers and relaxation of regulatory constraints will drive further increases in air travel and aircraft demand will drive further increases in air travel and aircraft demand. Boeing has forecasted that by 2026 the fleet will reach 36,420 aircraft, of which 28,260 will be mainline passenger jets with 90 passenger seats or more. Airbus has estimated that the commercial jet aircraft fleet will increase to 33,479 aircraft by 2025, of which 27,307 will be mainline passenger jets of more than 100 seats. In dollar terms, the current global fleet has an estimated value of $350 billion and is estimated to grow by at least $40 billion per year for the next 20 years.

•

Continued growth in aircraft leasing with significant consolidation opportunities. Over the past 20 years, the world’s airlines have leased a growing share of their aircraft. According to market data, the proportion of the global fleet under operating lease has increased from 17% in 1990 to approximately 30% in recent years. Lessors are major providers of liquidity for used aircraft and provide airlines with a valuable method of fleet management through the use of operating leases, financial leases and sale/leaseback transactions. The two largest lessors (GECAS and ILFC) own or manage approximately a combined 41% of the leased aircraft lessor portfolio, while seven second tier lessors each controls between 3% and 5% of the lessor market. As a result, significant consolidation opportunities exist for lessors with adequate capital resources and financial flexibility.

•

Lease rates. With the recovery of the global commercial aviation industry from its past September 11, 2001 lows, generally aircraft values have increased over recent years. For a number of aircraft types, particularly the Boeing 737 new generation and the Airbus A320 family of aircraft, supply has been limited. However, with the recent airline bankruptcies, some newer Boeing 737 and Airbus A320 family equipment has become available. Demand for larger aircraft types, such as the 767-300ER and A330 remains strong and cannot be met by current aircraft availability. These larger aircraft may generate high returns in coming years, but face greater risk of low lease rates due to the emergence of newer technology and better fuel efficiency with the Boeing 787 and the Airbus A350 families. Allied to this the airline industry has been subject to cyclical demand patterns, and a reduction in lease rates and asset values could also occur because of such patterns.

•

General economic conditions: While the long-term demand for air travel is expected to continue to grow, the first quarter of 2008 has seen continued turbulence in the financial markets, reduced global economic growth expectations and record high fuel prices. These developments have contributed to a number of airline bankruptcies, particularly in the United States. While not immune to these developments, we are positioned to address many of these challenges given our focus on maintaining a young, modern, fuel efficient portfolio of aircraft, a well diversified global customer base, long term leases and GECAS, as our servicer. However, the aircraft industry continues to be subject to demand shifts, and any downturn in discretionary business or consumer spending could have a significant impact on air traffic and aircraft demand. In addition, continued high fuel prices is likely to have a material impact on airline profitability.

•

Access to capital markets. Our liquidity needs include financings to acquire additional aircraft and other aviation assets to drive our growth. We plan to finance acquisitions through borrowings under our credit facility and other sources including through additional equity and debt offerings, which may include securitizations of our aircraft and other leases. Our ability to execute our business strategy to acquire these additional aviation assets depends to a significant degree on our ability to access debt and equity capital markets. Our access to these markets will depend on a number of factors, such as our historical and expected performance, compliance with the terms of our existing debt agreements, industry and market trends, the availability of capital and relative attractiveness of alternative investments. If we are unable to raise funds through debt and equity capital markets on terms that are acceptable to us, then we may be unable to implement our growth strategy of making acquisitions of additional aircraft that are accretive to cash flow.

Critical Accounting Policies and Estimates

Our unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP, which requires the application of accounting policies based on assumptions, estimates, judgments and opinions. The predecessor applied, and Genesis has applied and will continue to apply, these policies based on the best information available at the time and on assumptions believed to be reasonable under the circumstances.

The following is a discussion of the critical accounting policies and the methods of their application.

Revenue — Rental of Flight Equipment

We lease flight equipment (also referred to as “aircraft”) under operating leases and record rental income on a straight-line basis over the term of the lease. Rentals received but unearned under the lease agreements are recorded in “Rentals received in advance” on the Balance Sheet and included in other liabilities until earned. In certain cases, leases provide for additional rentals based on usage which is recorded as revenue as it is earned under the terms of the lease. The usage is calculated based on hourly usage or cycles operated, depending on the lease agreement. Usage is typically reported monthly by the lessee and is non-refundable. Other leases provide for a lease-end adjustment payment by us or the lessee at the end of the lease based on usage of the aircraft and its condition upon return. Lease-end adjustment payments received are included in rental of flight equipment. Lease-end adjustment payments made are capitalized in “Flight equipment under operating leases, net” when they relate to planned major maintenance activities or expensed when they relate to light maintenance activities.

Past-due rentals are recognized on the basis of management’s assessment of collectibility. No revenues are recognized, and no receivable is recorded, from a lessee when collectibility is not reasonably assured. Estimating whether collectibility is reasonably assured requires some level of subjectivity and judgment. When collectibility of rental payments is not certain, revenue is recognized when cash payments are received. Collectibility is evaluated based on factors such as the lessee’s credit rating, payment performance, financial condition and requests for modifications of lease terms and conditions as well as security received from the lessee in the form of guarantees and/or letters of credit.

Flight Equipment under Operating Leases

Flight equipment under operating leases is recorded at cost less accumulated depreciation and amortization. Costs related to lessee specific modifications are capitalized as part of “Flight equipment under operating leases, net” and amortized over either the term of the lease or the depreciable life of the aircraft depending upon the nature of the improvement. Pre-delivery payments made in advance of purchase of flight equipment are included in “Other assets” and are reclassified to “Flight equipment under operating leases, net” when the asset is delivered. Interest related to pre-delivery deposits on aircraft purchase contracts is capitalized as part of the aircraft cost.

For planned major maintenance activities, we capitalize the actual maintenance costs by applying the deferral method in accordance with the Financial Accounting Standards Board (“FASB”) Staff Position (FSP) No. AUG AIR-1, Accounting for Planned Major Maintenance Activities. We capitalize the actual cost of major overhauls, which is depreciated on a straight-line basis over the period until the next overhaul is required. During the period, and as part of on-going periodic reviews, the Company revised its estimate of the intervals to the next overhaul.

Depreciation is computed on a straight-line basis to the aircraft’s estimated residual value over a period of up to 20 years from the date of acquisition of the aircraft. Residual values are determined based on estimated market values at the end of the depreciation period received from independent appraisers.

In accounting for flight equipment under operating lease, management makes estimates on the estimated residual values. Estimated residual values are determined based on independent appraisals of the aircraft’s estimated market value at the end of the depreciation period. Exceptions may be made to this policy on a case-by-case basis when, in management’s judgment, based on various factors, the residual value calculated pursuant to this policy does not appear to reflect current expectations of the residual value of a particular aircraft. Such factors include, but are not limited to, the extent of cash flows generated from future lease arrangements as a result of changes in global and regional economic and political conditions resulting in lower demand for our aircraft, the effect of government regulations including noise or emission standards, which may make certain aircraft less desirable in the marketplace, incidents of lease restructuring, which result in lower lease rates for troubled lessees, and other factors, many of which are outside of our control.

Flight equipment under operating leases is tested for recoverability whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable in accordance with Statement of Financial Accounting Standards (“SFAS”) 144, Accounting for the Impairment or Disposal of Long-lived Assets. An impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. Once an impairment results in a reduction in the carrying value of an asset, the carrying value of such asset cannot thereafter be increased. Fair value is determined based on current market values received from independent appraisers. No impairment losses were recognized for the three months ended March 31, 2008.

Flight equipment under operating lease includes aircraft in which we and our subsidiaries hold legal title and beneficial interest and one aircraft on lease to an airline in Japan in which, we and our subsidiaries, in accordance with local laws, hold beneficial interest but not legal title.

Under Japanese law, legal title to each aircraft registered in Japan must be held by a Japanese entity. In order to facilitate the lease to the airline and to meet Japanese registration requirements, the predecessor, with the cooperation of the airline and in accordance with the terms of a sales agreement, sold title to this aircraft to a Japanese entity that is owned and managed by a Japanese corporation. However, beneficial ownership of the aircraft is effectively held by an entity in which the beneficial interest is held by us. Concurrently with such sale, the predecessor and the Japanese entity entered into a conditional sale agreement whereby the predecessor repurchased the aircraft from the entity. The predecessor has paid the entire repurchase price under the conditional sale agreement except one remaining installment in the amount of one U.S. dollar. Under the conditional sales agreement, the predecessor effectively holds the beneficial ownership interest of the aircraft, including all of the risks and rewards of ownership.

Because the predecessor has not relinquished control over the aircraft upon transfer of the aircraft’s title to the Japanese entity, as evidenced by the one dollar purchase option in the conditional sale agreement which is exercisable at any time, and has retained all of the risks and rewards of ownership of the aircraft, the predecessor has not recognized this transaction as a sale for accounting purposes and continues to recognize the aircraft as “Flight equipment under operating lease” in the financial statements.

Business Combinations and Goodwill

The acquisition of an aircraft under a business combination is accounted for using the purchase method in accordance with SFAS 141, Business Combinations. We apply the purchase price of aircraft acquired to the fair value of assets acquired and liabilities assumed by major balance sheet caption, including identifiable intangible assets and liabilities, as of the acquisition date. Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase businesses combination. Goodwill is reviewed for impairment at least annually in accordance with the provisions of SFAS 142, Goodwill and Other Intangible Assets. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS 141, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

During the three months ended March 31, 2008, we did not record any goodwill on acquisition of flight equipment accounted for as business combinations, as the purchase price paid reflected the fair value of the tangible and intangible assets acquired and liabilities assumed.

In accounting for flight equipment acquired under a business combination, management makes estimates of the fair value of the attached leases separate from the fair value of the underlying aircraft. Determining the fair value of attached leases requires us to make assumptions regarding the current fair value of leases attaching to specific aircraft. Management estimates a range of fair values of similar aircraft in order to determine if the attached lease is within a fair value range. If a lease is above market terms, the present value of the estimated amount above the fair value range is calculated over the remaining contractual lease term of the lease. Any resulting lease premium assets are amortized on a straight line basis as a reduction of rental income over the remaining useful life of the lease. If a lease is below market terms, the present value of the estimated amount below the fair value range is calculated over the remaining contractual lease term of the lease. Related assets and liabilities representing such values are reported in Other assets and Other liabilities, respectively. Any resulting lease discounts are amortized as an addition to rental income over the remaining useful life of the lease. We consider lease renewals on a lease by lease basis.

Maintenance Expense

We record a charge for light maintenance expense when incurred in “Maintenance expense” on the Statement of Income. These light maintenance costs relate primarily to those incurred in the re-leasing of aircraft and during the transition between leases. For planned major maintenance activities, we capitalize and depreciate the actual costs by applying the deferral method. These amounts capitalized are included in “Flight equipment under operating leases, net” and are depreciated over the period until the next overhaul is required. During the period, and as part of on-going periodic reviews, the Company revised its estimate of the intervals to the next overhaul.

Income taxes

We apply SFAS 109, Accounting for Income Taxes, which requires the asset and liability method of accounting for income taxes. Deferred income tax asset and liabilities are recognized for the future tax consequences attributed to differences between the financial statements and tax basis of existing assets and liabilities using enacted rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax basis and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. The recoverability of these future tax deductions is evaluated by assessing the adequacy of future taxable income from all sources, including the reversal of temporary differences and forecasted operating earnings. No valuation allowance has been provided as it is more likely than not that the deferred tax assets will be realized. Income taxes have been provided for all items included in the Statements of Income regardless of when such items were reported for tax purposes or when the taxes were actually paid or refunded.

In accordance with the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (FIN 48), we recognize the effect of income tax positions only if those positions are more likely than not of being “sustained”. FIN 48 requires that we measure the benefit using a “cumulative probability” analysis, and requires the measurement to be based on management’s best judgment about the amount the taxpayer would accept to settle the issue. Recognized income tax positions are measured at the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Changes in recognition or measurement are reflected in a period in which the change occurs.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, we will need to generate future taxable income of approximately $251.8 million. Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that we will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

We have identified Ireland to be our only “major” tax jurisdiction, as defined. We and our subsidiaries will file our first tax filings in 2008. Under Irish tax law, tax returns remain open for 5 years after the tax period and therefore no tax periods are closed yet. We have reviewed all of our tax positions taken to date and believe that the positions taken and deductions therein would be sustained on audit and do not anticipate any adjustments that could result in a material adverse effect on our financial condition, results of operations, or cash flow. Therefore, no reserves for uncertain income tax positions have been recorded pursuant to FIN 48.

Our policy for recording interest and penalties associated with audits by the Irish Revenue Commissioners is to record such items as a component of income before taxes. For the three months ended March 31, 2007 and 2008, we recorded no amounts in respect of interest and penalties associated with such audits.

Share-based compensation

Compensation costs relating to share-based payments are recognized based on the fair value of the equity instruments issued in accordance with SFAS 123(R), Share-Based Payment. Fair value of the equity instruments are determined based on a valuation using an option pricing model which takes into account various assumptions that are subjective. Key assumptions used in developing the valuation include the expected term of the equity award taking into account both the contractual term of the award, the effects of employees’ expected exercise and post-vesting termination behavior, expected volatility, expected dividends and the risk-free interest rate for the expected term of the award. Key assumptions used in developing valuations are discussed with independent third party valuation experts.

Derivative financial instruments

We have entered into derivative instruments to hedge the risk of variability in the cash flows associated with the floating interest rate payments on the borrowings incurred to finance a portion of the consideration paid for our portfolio of aircraft. We account for derivative instruments in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted. In accordance with SFAS 133, all derivatives are recognized on the balance sheet at their fair value. Fair value may depend on the credit rating and risk attaching to the counterparty of the derivative contracts. When cash flow hedge accounting treatment is achieved under SFAS 133, the changes in fair values related to the effective portion of the derivatives are recorded in accumulated other comprehensive income, and the ineffective portion is recognized immediately in income. Changes in fair value related to the effective portion of the derivatives are reclassified out of accumulated other comprehensive income into income for any ineffective portion of the derivative contract which is calculated at each quarter end. Amounts reflected in accumulated other comprehensive income related to the effective portion are reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.

Reclassifications

Certain items in the combined and consolidated financial statements for prior periods have been reclassified to conform to current classifications.

Results of Operations

The following table reflects the unaudited condensed consolidated Statements of Income for the three months ended March 31, 2007 and March 31, 2008.

GENESIS LEASE LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Consolidated March 31, 2007	Consolidated March 31, 2008
	(USD in thousands)
Revenues
Rental of flight equipment	$40,483	$54,069
Other income	1,729	612
Total revenues	42,212	54,681
Expenses:
Depreciation	14,082	20,097
Interest	11,606	16,779
Maintenance	—	490
Selling, general and administrative	3,946	6,231
Total operating expenses	29,634	43,597
Income before taxes	12,578	11,084
Provision for income taxes	1,572	1,229
Net income	$11,006	$9,855

Period Ended March 31, 2008 Compared to March 31, 2007

Rental revenues were $54.1 million for the three months ended March 31, 2008, which increased 33.6% from $40.5 million recorded for the three months ended March 31, 2007. This increase was primarily due to the acquisition of twelve additional aircraft during the year ended December 31, 2007 generating $10.5 million of additional base revenues and $3.3 million of additional rent.

Depreciation of flight equipment was $20.1 million for the three months ended March 31, 2008, which increased by 42.7% from $14.1 million recorded for the three months ended March 31, 2007. This increase was due to (1) a charge of $1.1 million in the period related to the write-off of lessee-specific capital improvements following the termination of the leases with Aloha (2) an increase of $3.8 million from additional aircraft purchased during 2007 and (3) an increase of $0.9 million related to the amortization of capitalized major maintenance costs. During the period, and as part of on-going periodic reviews, the Company revised its estimate of the intervals to the next overhaul. The effects of this change in accounting estimate on the financial statements for the three months ended March 31, 2008 is as follows:

Increase in:
Net income	$0.6 million
Earnings per share	$0.02

Interest expense was $16.8 million for the three months ended March 31, 2008, which increased by 44.6% from $11.6 million recorded for the three months ended March 31, 2007. This increase was primarily due to (1) $3.8 million of interest expense associated with the financing of the aircraft added to our portfolio since January 1, 2007, and (2) $1.1 million of amortization of deferred financing costs in connection with our senior revolving credit facility.

The maintenance expense of $0.5 million for the three months ended March 31, 2008 was due to the costs associated with the repossession of two aircraft from Aloha following its bankruptcy filing.

Selling, general and administrative expenses were $6.2 million for the three months ended March 31, 2008, which increased by 57.9% from $3.9 million for the three months ended March 31, 2007. This increase was due to increased employee and facilities expenses as well as public company expenses, and costs associated with servicing the additional aircraft that we acquired during the year ended December 31, 2007.

Provision for income taxes was $1.2 million for the three months ended March 31, 2008, which decreased by 21.8% from $1.6 million recorded for the three months ended March 31, 2007. Genesis is a separate taxable entity, resident in Ireland.

Liquidity & Capital Resources

Our Cash Flows

Period Ended March 31, 2007 Compared to March 31, 2008

Cash flows from operations were $32.3 million for the three months ended March 31, 2008 compared with $27.0 million for the three months ended March 31, 2007. The increase was primarily the result of (1) $5.8 million of increased cash flows from leasing activities offset by (2) an increase of $0.5 million in restricted cash during the three months ended March 31, 2008.

Cash flows from investing activities relate primarily to the purchase of fixed assets, capitalized major maintenance events on the aircraft and the designation of certain restricted cash balances. Cash used in investing activities in the three months ended March 31, 2008 were $9.2 million compared with $4.6 million for the same period in 2007. The increase was primarily the result of (1) additional capitalized major maintenance costs of $8.9 million, (2) an increase of $0.8 million in the purchase of fixed assets, offset by (3) a decrease of $5.1 million in restricted cash balances for the three month period ended March 31, 2008.

Cash flows from financing activities relate primarily to the proceeds from issuance of common shares and the payment of dividends. Cash flows used in financing activities for the three months ended March 31, 2008 were $17.0 million relating to the payment of dividends during the quarter. Cash flows from financing activities for the three months ended March 31, 2007 were $103.0 million relating to the proceeds of the sale of common shares in connection with the underwriters’ exercise of the over-allotment option and the concurrent private placement to GE.

Our Future Sources of Liquidity

We operate in a capital-intensive industry. We expect to fund our capital needs from retained cash flow and debt and equity financing, including borrowings under our $1 billion credit facility. As of March 31, 2008, Genesis had utilized $241 million of borrowings under the credit facility.

Our short-term liquidity needs include working capital for operations associated with our aircraft and cash to pay dividends to our shareholders. We expect that cash on hand, cash flow provided by operations and the availability of borrowings under our liquidity facility will satisfy our short-term liquidity needs with respect to our business.

Our sole source of operating cash flows is currently from distributions and interest payments made to us by our subsidiaries, through which we hold all of the aircraft in our portfolio. Distributions of cash to us by our subsidiaries are subject to compliance with covenants contained in the agreements governing the securitization and our senior secured credit facility described below.

Our liquidity needs also include the financing of acquisitions of additional aircraft and other aviation assets that we expect will drive our growth. We plan to finance acquisitions through borrowings under our credit facility and additional debt and equity offerings which may include securitizations of our aircraft and leases.

Our ability to execute our business strategy to acquire these additional assets therefore depends to a significant degree on our ability to access debt and equity capital markets. Our access to these markets will depend on a number of factors, such as our historical and expected performance, compliance with the terms of our debt agreements, industry and market trends, the availability of capital and the relative attractiveness of alternative investments. If we are unable to raise funds through debt and equity capital markets on terms that are acceptable to us, then we may be unable to implement our growth strategy of making acquisitions of additional aircraft that are accretive to cash flow.

Capital Expenditures

In addition to acquisitions of additional aircraft and other aviation assets, we expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of major overhauls and modifications. As of March 31, 2008, the average weighted age of the aircraft in our portfolio was 6.3 years. In general, the costs of operating an aircraft, including capital expenditures, increase with the age of the aircraft.

Maintenance

Under our leases, the lessee is generally responsible for maintenance and repairs, airframe and engine overhauls, obtaining consents and approvals and compliance with return conditions of aircraft on lease. In connection with the lease of a used aircraft we may agree to contribute specific additional amounts to the cost of certain major overhauls or modifications, which usually reflect the usage of the aircraft prior to the commencement of the lease. In many cases, we also agree to share with our lessees the cost of compliance with airworthiness directives.

Our portfolio includes 31 leases pursuant to which we collect additional rent that is determined based on usage of the aircraft measured by hours flown or cycles operated and we are obligated to make contributions to the lessee for expenses incurred for certain planned major maintenance, including amounts typically determined based on additional rent paid by the lessee. Such major planned maintenance includes heavy airframe, off-wing engine, landing gear and auxiliary power unit overhauls and replacements of engine life limited parts. We are not obligated to make maintenance contributions under such leases at any time that a lessee default is continuing. Due to the timing of the required contributions on these 31 aircraft, we expect that maintenance contributions in 2008 will be substantially higher than in 2007, although we are unable to estimate the exact amounts of those contributions with certainty.

Following the termination of the Aloha leases, under the remaining 20 leases in our portfolio, we are not obligated to make any maintenance contributions. However, most of these 20 leases provide for a lease-end adjustment payment based on the usage of the aircraft during the lease and its condition upon return. Most such payments are likely to be made by the lessee to us, although payments may be required to be made by us.

Dividend Policy

Overview

On May 7, 2008, the Board of Directors declared a dividend of $0.47 per share. The dividend will be paid on June 16, 2008 to shareholders of record as of the close of business on May 21, 2008.

Our board of directors has adopted a policy to pay a regular quarterly cash dividend to our shareholders in an initial amount of $0.47 per share. Our dividend policy is based on the cash flow profile of our business. We generate significant cash flow from leases with a diversified group of commercial aviation customers. The distributable cash flow on which we focus is derived principally from our minimum contracted lease rentals, reduced by our net cash interest expenses, cash selling, general and administrative expenses and cash taxes.

We intend to distribute a portion of our cash flow to our shareholders, while retaining cash flow for reinvestment in our business. Retained cash flow may be used to fund acquisitions of aircraft and other aviation assets, make debt repayments and for other purposes, as determined by our management and board of directors. Our dividend policy reflects our judgment that by reinvesting cash flow in our business, we will be able to provide value to our shareholders by enhancing our long-term dividend paying capacity. Our objectives are to maintain and to increase distributable cash flow per share through acquisitions of additional aircraft. We cannot assure you that we will be successful in achieving these objectives.

The declaration and payment of future dividends to holders of our common shares will be at the discretion of our board of directors and will depend on many factors, including our financial condition, cash flows, legal requirements and other factors as our board of directors deems relevant.

Possible Changes in Quarterly Dividends

Our goal is to increase our distributable cash flow per share through accretive acquisitions of additional aircraft. If we are successful, our board of directors will consider an increase in our quarterly dividends. Our plan, however, is not to increase dividends unless the board concludes we are retaining adequate funds in our business to assure that we maintain our asset base and our long-term dividend paying ability. Assuming we continue to make regular quarterly dividends of $0.47 per share, we may not retain sufficient amounts to ensure that we are maintaining our asset base. As a result, it is likely that we will not increase our dividends until we have made accretive acquisitions.

There are a number of factors that could affect our ability to pay dividends. For example, if we are not able to refinance the notes issued in the securitization before the principal thereof begins to amortize, our ability to pay dividends will be adversely affected if we have not developed sufficient additional sources of cash flow by then to replace the cash flows that will be applied to such principal payments. Commencing after the end of the fifth year after the issuance of the notes in the securitization, we will be required to apply all available cash flow from our Initial Portfolio to repay the principal amount thereof on a monthly basis, and commencing after the end of the third year after such issuance, we will be required to repay $1,000,000 of the principal of the notes on a monthly basis. Other factors that may cause you not to receive dividends in the expected amounts or at all, include, but are not limited to, the following:

•	lack of availability of cash to pay dividends due to changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;
•

our inability to refinance the notes that we have issued in the securitization before December 2011, when we will be required to apply all available cash flow from our initial portfolio to repay the principal amount thereof on a monthly basis;

•	our inability to make acquisitions of additional aircraft that are accretive to cash flow;
•

our inability to renew, extend or repay our senior credit facility before April 2010 and to comply with the covenants in our senior credit facility, which could prevent Genesis Acquisition from making any distributions to us;

•	application of funds to make and finance acquisitions of aircraft and other aviation assets;
•	reduced levels of demand for, or value of, our aircraft;
•	increased supply of aircraft;
•	obsolescence of aircraft;
•	lower lease rates on new aircraft and re-leased aircraft;

•	delays in re-leasing our aircraft after the expiration or early termination of existing leases;
•	impaired financial condition and liquidity of our lessees;
•	deterioration of economic conditions in the commercial aviation industry generally;
•	unexpected or increased fees and expenses payable under our agreements with GECAS and its affiliates and other service providers;
•	poor performance by GECAS and its affiliates and other service providers and our limited rights to terminate them;
•	unexpected or increased maintenance, operating or other expenses or changes in the timing thereof;
•	a decision by our board of directors to modify or revoke its policy to distribute a portion of our cash flow available for distribution;
•

restrictions imposed by our financing arrangements, including under the notes issued in the securitization, our credit facility and any indebtedness incurred in the future to refinance our existing debt or to expand our aircraft portfolio;

•	changes in Irish tax law, the tax treaty between the United States and Ireland (the “Irish Treaty”) or our ability to claim the benefits of such treaty;
•	cash reserves established by our board of directors; and
•	restrictions under Bermuda law on the amount of dividends that we may pay.

Our growth strategy contemplates that we will fund the acquisition of additional aircraft and other aviation assets beyond our Initial Portfolio through a combination of retained cash flow and debt and equity financing. If financing is not available to us on acceptable terms, our board of directors may determine to finance or refinance acquisitions solely with cash from operations, which would reduce or even eliminate the amount of cash available for dividends.

We are a passive foreign investment company (“PFIC”) under U.S. federal income tax rules, and our dividends will not be eligible for either the dividends-received deduction for corporate U.S. holders or treatment as “qualified dividend income” (which is taxable at the rates generally applicable to long-term capital gains) for U.S. holders taxed as individuals. U.S. holders that elect to treat us as a qualified electing fund (a “QEF election”) will not be subject to U.S. federal income tax on dividends and will instead be taxed currently on their pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long-term capital gain, and generally capital gain from the sale, exchange or other disposition of shares held more than one year will be long-term capital gain eligible for a maximum 15% rate of taxation for non-corporate holders. U.S. holders who make a QEF election may be required to include amounts in income for U.S. federal income tax purposes in excess of amounts distributed by us.

As a Bermuda company, our ability to pay dividends is subject to certain restrictions imposed by Bermuda law.

Securitization

Concurrently with the completion of our IPO, our subsidiary Genesis Funding completed a securitization transaction that generated net proceeds of approximately $794.3 million after deducting initial purchasers’ discounts and fees. Under the terms of the securitization, a single class of notes were initially issued by Genesis Funding. The notes are direct obligations of Genesis Funding and are not obligations of, or guaranteed by, GE, any of its affiliates or us. The proceeds from the sale of the notes, together with the proceeds from our IPO and the private placement of shares to GE, less certain expenses related to the securitization and our IPO and a cash balance we retained, were used by Genesis Funding to finance the acquisition of our initial portfolio of 41 aircraft.

The notes have the benefit of a financial guaranty insurance policy issued by Financial Guaranty Insurance Company, or FGIC, which has issued a financial guaranty insurance policy to support the payment of interest when due on the notes and the payment of the outstanding principal balance of the notes on the final maturity date of the notes and, under certain other circumstances, prior thereto.

The notes initially were rated Aaa and AAA by Moody’s Investors Service, Inc., or Moody’s, and Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc., or S&P, respectively. This rating was based on FGIC’s rating, which was downgraded since the issuance of the notes. As a result of FGIC’s downgrade, the notes are currently rated Baa3 and BB by Moody’s and S&P, respectively.

The notes were issued pursuant to the terms of a trust indenture, dated December 19, 2006, the date of the completion of our IPO, which we refer to as the indenture, among Genesis Funding, a cash manager, a trustee, an operating bank, a liquidity facility provider and a policy provider.

Interest Rate

The notes bear interest at one-month LIBOR plus 0.24%. Interest expense for the securitization also includes amounts payable to the policy provider and the liquidity facility provider thereunder. Genesis Funding has also entered into an interest rate swap agreement intended to hedge the interest rate exposure associated with issuing the floating-rate obligations of the notes.

Maturity Date

The final maturity date of the notes is December 19, 2032.

Payment Terms

Principal payments during 2010 and 2011, the fourth and fifth years following the closing date of the securitization, and interest on the notes are due and payable on a monthly basis. During the first three years, there are no scheduled principal payments on the notes and for each month during the fourth and fifth years following the closing date of securitization, there are scheduled principal payments in fixed amounts, in each case subject to satisfying certain debt service coverage ratios and other covenants. Thereafter, if the notes are not refinanced, cash flow generally will not be available to us for the payment of dividends because principal payments are not fixed in amount but rather are determined monthly based on revenues collected and costs and other liabilities incurred prior to the relevant payment date. Effectively, after the fifth anniversary of the closing date of the securitization, all revenues collected during each monthly period will be applied to repay the outstanding principal balance of the notes, after the payment of certain expenses and other liabilities, including the fees of the service providers (including GECAS as servicer and us in our role as manager), the liquidity facility provider and the policy provider, interest on the notes and interest rate swap payments, all in accordance with the priority of payments set forth in the indenture.

We expect to refinance the notes on or prior to December 2011, the fifth anniversary of the completion of our IPO. In the event that the notes are not refinanced on or prior to that month, any excess securitization cash flow will be used to repay the principal amount of the notes and will not be available to us to pay dividends to our shareholders.

Redemption

We may, on any payment date, redeem the notes by giving the required notices and depositing the necessary funds with the trustee. A redemption prior to acceleration of the notes may be of the whole or any part of the notes. A redemption after acceleration of the notes upon default may only be for the whole of the notes. We may, on any payment date, redeem the notes in whole or from time to time in part, at the following redemption prices, expressed as percentages of principal amount, together with accrued and unpaid interest to, but excluding, the date fixed for redemption, if redeemed on the dates indicated below:

Redemption Date	Price
On or after December 19, 2007 but before December 19, 2008	102%
On or after December 19, 2008 but before December 19, 2009	101%
On or after December 19, 2009	100%

Collateral

The notes are secured by first priority, perfected security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of Genesis Funding, their interests in the leases of the aircraft they own, cash held by or for them and by their rights under agreements with GECAS, the initial liquidity facility provider, hedge counterparties and the policy provider. The notes are also secured by a lien or similar interest in any of the aircraft in the initial portfolio that are registered in the United States or Ireland and in any additional aircraft of Genesis Funding so registered at any time prior to the second anniversary of the closing date of the securitization.

Certain Covenants

Genesis Funding is subject to certain operating covenants including relating to the maintenance, registration and insurance of the aircraft as set forth in the indenture. The indenture also contains certain conditions and constraints which relate to the servicing and management of the initial portfolio including covenants relating to the disposition of aircraft, lease concentration limits, restrictions on the acquisition of additional aircraft and restrictions on the modification of aircraft and capital expenditures as described below. GECAS has agreed to use commercially reasonable efforts to perform its services pursuant to the servicing agreement for our initial portfolio, subject to certain provisions of the indenture as they relate to the services provided by GECAS thereunder. As at March 31, 2008, Genesis is in compliance with the terms of the covenants under the credit facility.

Liquidity Facility

Genesis Funding and Calyon are parties to a revolving credit facility, which we refer to as the liquidity facility. The aggregate amounts available under the liquidity facility is $75 million, $60 million of which may be drawn to cover certain expenses of Genesis Funding, including maintenance expenses, swap payments and interest on the notes issued under the indenture and the remaining $15 million of which is available for the three years from the completion of our IPO to cover any shortfalls in the separate account set aside for overhauls and certain parts replacements. Drawings under the liquidity facility bear interest at one-month LIBOR plus a spread of 120 basis points. Genesis Funding also is required to pay an annual commitment fee of 60 basis points on each payment date to the provider of the liquidity facility.

Credit Facility

On April 5, 2007, Genesis Acquisition entered into a $1 billion senior secured credit facility with a syndicate of lenders. The credit facility permits initial loans in an aggregate principal amount of up to $250 million, with an option for Genesis to increase the aggregate principal amount of available loans by an additional amount of up to $750 million prior to October 4, 2008, for a total commitment amount of up to $1 billion. The credit facility will provide funding for 65.0-72.5% (depending on aircraft type) of the agreed value of the aircraft that Genesis Acquisition may acquire. As at March 31, 2008, $759 million remains under this facility.

Commitment Fees. The following fees relate to the credit facility:

•	1.25% upfront fee on the initial commitment of $250 million, payable by GECAS on the closing of the facility;

•	0.375% per year on the unused amount of the initial commitment of up to $250 million, payable quarterly by Genesis Acquisition in arrears;
•	1.25% fee on the unused amount of $750 million payable upon exercise of our option to increase the commitment amount to $1 billion; and
•

0.375% per year on the unused amount of $750 million (1) for a period of 12 months from the signing date, paid by GECAS in advance of the signing date, thereafter for a period of 6 months, payable quarterly by Genesis Acquisition in arrears, in each case of (1) and (2) whether or not the option to increase the commitment amount to $1 billion is exercised, and (3) thereafter, if Genesis Acquisition exercises the option to increase the commitment amount to $1 billion, payable quarterly by Genesis Acquistion in arrears.

In connection with the closing of the credit facility, GECAS refunded fees and realted expenses of $7.2 million initially borne by Genesis Acquisition. We recorded this amount as deferred financing costs with an offsettting credit to Additional paid in capital. An amount of $3.2 million was amortized for the year ended December 31, 2007 with a further $1.1 million amortized in the three months to March 31, 2008.

Interest Rate. Borrowings under the credit facility bear interest at one- or three-month LIBOR plus an applicable margin. The applicable margin is between 1.50% and 1.75%, depending on Genesis Acquisition’s portfolio composition and the principal amount outstanding under the credit facility during the revolving period and 2.75% during the term period (if Genesis Acquisition exercises its option to convert the credit facility to a term loan). Genesis Acquisition has also entered into an interest rate swap agreement intended to hedge the interest rate exposure associated with issuing the floating-rate obligations of the loans.

Maturity Date; Payment Terms. The commitments under the credit facility are available until April 2010, at which time Genesis Acquisition will have the option to convert any outstanding amount under the credit facility to a term loan with a two-year maturity. If Genesis Acquisition does not exercise this option, then the outstanding amount under the credit facility at such time will be due on such date.

Prepayment. Genesis Acquisition has the right to prepay any amounts outstanding under the credit facility or to reduce the commitment thereunder. In addition, Genesis Acquisition will be required to make partial prepayments of borrowings under the credit facility upon the total loss, sale or other disposition of aircraft financed with borrowings under the credit facility, or if the aggregate amount of the loans outstanding under the credit facility exceeds the borrowing base (as defined in the credit facility), including as a result of a decrease in the value of an aircraft financed with borrowings thereunder as determined by mandatory periodic appraisals.

Collateral. Pursuant to a security trust agreement, dated as of April 5, 2007, among Genesis Acquisition, certain affiliates of Genesis Acquisition, Citibank, N.A., as administrative agent, and Deutsche Bank Trust Company Americas, as security trustee and account bank, borrowings under the credit facility are secured by first priority, perfected security interests in and pledges or assignments of (1) the equity ownership and beneficial interests of each subsidiary of Genesis Acquisition, (2) leases of the aircraft financed under the credit facility, (3) rights under the casualty insurance on such aircraft, (4) accounts under the sole dominion and control of the administrative agent under the credit facility into which lease rentals, insurance proceeds, sale proceeds and other amounts will be paid, and (5) where possible, an international interest under the Cape Town Convention in each eligible airframe, engine and lease.

Covenants. Genesis Acquisition is subject to certain operating covenants including some relating to the maintenance, registration and insurance of the aircraft as set forth in the credit facility. The credit facility also contains certain conditions and constraints which relate to the servicing and management of the aircraft whose acquisition is financed through the credit facility, including covenants relating to the disposition of aircraft, lease concentration limits, restrictions on the acquisition of additional aircraft and restrictions on the modification of aircraft, capital expenditures and the weighted average age of Genesis Acquisition’s aircraft portfolio. In addition, the credit facility contains a requirement that the ratio of earnings before interest, taxes, depreciation and amortization (“EBITDA”) to interest expense for any trailing period of three consecutive months exceeds (i) 1.1 at all times and (ii) 1.5 for advances to be available under the credit facility. As at March 31, 2008, Genesis is in compliance with the terms of the covenants under the credit facility.

Item 3. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations such as the notes issued in the securitization and borrowings under our liquidity facility and our credit facility. Forty-four out of 51 of our lease agreements require the payment of a fixed amount of rent during the term of the lease, with rent under the remaining three leases adjusting bi-annually based on six-month LIBOR Our indebtedness require payments based on a variable interest rate index such as LIBOR. However, we have entered into an interest rate swap to fix the cost associated with the notes issued in the securitization. In addition, on October 22, 2007, we entered into an interest rate swap to hedge the interest rate exposure arising as a result of the fixed rate leases attached to the aircraft acquired during the year ended December 31, 2007.

Sensitivity Analysis

The following discussion about the potential effects of changes in interest rates is based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts on our financial condition and results of operations. Although we believe a sensitivity analysis provides the most meaningful analysis permitted by the rules and regulations of the SEC, it is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the extraordinarily complex market reactions that normally would arise from the market shifts modeled. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This forward-looking disclosure also is selective in nature and addresses only the potential impacts on our financial instruments and our three variable rate leases. It does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.

A hypothetical 100-basis point increase / decrease in our variable interest rates would increase / decrease the minimum contracted rentals on our portfolio for the nine months to December 31, 2008 by $1.5 million. A hypothetical 100-basis point increase/ decrease in our variable interest rate on our borrowings would result in an interest expense increase / decrease of $0.2 million for the nine months to December 31, 2008. There is no impact on our net interest expense on the notes issued in the securitization as we have entered into an interest swap agreement to fix the cost associated with the debt. In addition, we entered into an interest rate swap on October 22, 2007 to hedge the interest rate exposure arising as a result of the fixed rate leases attached to the aircraft acquired during the year ended December 31, 2007.

Foreign Currency Exchange Risk

We currently receive all of our revenue in U.S. dollars, and we pay substantially all of our expenses in U.S. dollars. However, we incur some of our expenses in other currencies, primarily the euro, and we may enter into leases under which we receive revenue in other currencies, primarily the euro. During the past several years, the U.S. dollar has depreciated against the euro. Depreciation in the value of the U.S. dollar relative to other currencies increases the U.S. dollar cost to us of paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. We have not engaged in any foreign currency hedging transactions. However, we may consider engaging in these transactions in the future. As we currently receive all of our revenue in U.S. dollars and pay substantially all of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of March 31, 2008, an evaluation was conducted under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities and Exchange Act of 1934). Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Changes in Internal Control over Financial Reporting During the Quarter Ended March 31, 2008

There were no changes in our internal control over financial reporting that occurred during the quarter ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II – Other Information

Item 1.	Legal Proceedings

None.

Item 1A.	Risk Factors

Risk Related to the Aviation Industry

Continued periods of historically high fuel costs or significant disruptions in fuel supply will adversely affect the profitability of the airline industry, which could cause our lessees to be unable to meet their lease payment obligations to us.

Airlines are significantly impacted by changes in the price and availability of fuel. Governmental policy concerning fuel production, transportation or marketing, changes in fuel production capacity, weather-related events, natural disasters, political disruptions or wars involving oil-producing countries, environmental concerns, currency exchange rates and other unpredictable events may result in fuel supply shortages and fuel price increases. High fuel prices have continued to increase further in 2008 to new record highs, with the price of crude oil reaching more than $135 per barrel in May 2008.

The continuing high cost of fuel will likely have a material adverse impact on airline profitability. Due to the competitive nature of the airline industry, airlines have limited ability to pass increases in fuel prices to their customers by increasing fares. In addition, airlines may not be able to hedge their exposure to price increases. If fuel prices remain at historically high levels or increase further, they are likely to cause our lessees to incur higher costs or experience reduced revenues. In addition, high fuel prices already have contributed to the decisions by several airlines to file for bankruptcy protection and may contribute to further bankruptcies. Consequently, continued high fuel prices may:

•	lead to further airline bankruptcies, which may lead to cancellations of our leases and the return of our aircraft;
•	impair our lessees’ ability to make rental and other lease payments;
•	lead to lease restructurings and aircraft repossessions; and
•	increase the costs of servicing and remarketing our aircraft at favorable rates.

Any of these effects could have a material adverse effect on our financial condition, results of operations and prospects.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3.	Defaults Upon Senior Securities

None.

Item 4.	Submission of Matters to a Vote of Security Holders

None.

Item 5.	Other Information

None.

Item 6.	Exhibits

None.